CERTIFICATE OF TRUST

OF

TCW PREMIER FUNDS

        This Certificate of Trust of TCW Premier Funds (the "Trust") is filed in accordance with the provisions of the Delaware Business Trust Act (12 Del. C. Section 3801 et seq.) (the "Act") and sets forth the following:

1.    The name of the Trust is: TCW Premier Funds.

2.    The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of beneficial interests in the Trust.

3.     The name and address of the registered agent for service of process on the Trust in the State of Delaware, and the address of the registered office of the Trust in the State of Delaware, is:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

4.    This Certificate shall be effective immediately upon filing with the Office of the Secretary of State of the State of Delaware.

5.    Notice is hereby given pursuant to Section 3804 of the Act that the Trust shall consist of one or more series. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally or against the assets held with respect to any other series.

        IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has duly executed this Certificate of Trust as of the 15th day of July, 2002.

/s/ Alvin R. Albe
Alvin R. Albe, Jr., as
Trustee, and not individually
865 South Figueroa Street,
Suite 1800
Los Angeles, California 90017

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